CUSIP No. Not Applicable



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        JMB Income Properties Limited V
                                (Name of issuer)

                           Limited Partnership Units
                         (Title of class of securities)

                                 Not Applicable
                                 (CUSIP number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 APRIL 14, 1997
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

____________________

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

1.    NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:
      Equity Resources Group, Incorporated          I.R.S.# 04-2723870
      Equity Resource Bay Fund Limited Partnership I.R.S.# 04-3293645 Equity Resource Fund XV Limited Partnership I.R.S.# 04-3182947 Equity Resource Fund XVI Limited Partnership I.R.S.# 04-3223091 Equity Resource Fund XVII Limited Partnership I.R.S.# 04-3274114 Mark S. Thompson
      Eggert Dagbjartsson

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (A)[  ]
                                                                     (B)[  ]
3.    SEC USE ONLY


4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                 WC $317,346.00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                              [  ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Equity Resources Group, Incorporated is a Massachusetts corporation. Equity Resource Bay Fund is a Massachusetts limited partnership. Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVII Limited Partnership is a Massachusetts limited partnership.
      Mark S. Thompson is a United States citizen.
      Eggert Dagbjartsson is a United States citizen.

NUMBER  OF SHARES  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON
WITH:
      7.   SOLE VOTING POWER
           353.75 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated is the sole general partner (the "Bay Fund General Partner"). The Bay Fund General Partner as a reporting person in its capacity as general partner of such limited partnership has sole voting power with respect to such Units.

      8.   SHARED VOTING POWER
           316.5 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

           30 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

           1,934 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners (the "Fund XVII General Partners"). Voting power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

           See Item 2 below for other required information.

      9.   SOLE DISPOSITIVE POWER
           353.75 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership. The Bay Fund General Partner as a reporting person in its capacity as general partner of such limited partnership has sole dispositive power with respect to such Units.

      10.  SHARED DISPOSITIVE POWER
           316.5 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

           30 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

           1,934 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVII General Partners as reporting persons in their capacities as general partners of such limited partnership.

           See Item 2 below for other required information.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      353.75 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Equity Resources Group, Incorporated is the sole general partner.

      316.5 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      30 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      1,934 Units are held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are general partners.

      See Item 2 below for other required information.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES     (SEE INSTRUCTIONS)                              [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.9% is held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Equity Resources Group, Incorporated is the sole general partner.

      0.8% is held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      0.1% is held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      5.0% is held by Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Eggert Dagbjartsson are general partners.

      See Item 2 below for other required information.

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      Equity Resources Group, Incorporated              CO
      Equity Resource Bay Fund Limited Partnership      PN
      Equity Resource Fund XV Limited Partnership       PN
      Equity Resource Fund XVI Limited Partnership      PN
      Equity Resource Fund XVII Limited Partnership     PN
      Mark S. Thompson                                  IN
      Eggert Dagbjartsson                               IN

Item 1.   Security and Issuer

     This statement relates to certain limited partnership units (the "Units") of JMB Income Properties V, a limited partnership with its principal executive office at 900 North Michigan Avenue, Chicago, IL 60611-1575.

Item 2.   Identity and Background.

     (a) The names of the persons filing this statement are Equity Resources Group, Incorporated, a Massachusetts corporation, Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, Equity Resource Fund XVII Limited Partnership, a Massachusetts limited partnership, Mark S. Thompson, and Eggert Dagbjartsson, respectively. Equity Resources Group, Incorporated is the sole general partner of Equity Resource Bay Fund Limited Partnership. Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership. Equity Resources Group, Incorporated and Eggert Dagbjartsson are the general partners of Equity Resource Fund XVII Limited Partnership. This statement on Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

     (b) The business address of each of Equity Resources Group, Incorporated, Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund

XVII Limited Partnership, Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson, respectively, is 14 Story Street, Cambridge, Massachusetts 02138.

     (c) Each of the limited partnership reporting persons is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Brooks' principal occupation is Chairman of the Board of Directors of Equity Resources Group, Incorporated. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

     (d) During the past five years, none of Equity Resources Group, Incorporated, Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of Equity Resources Group, Incorporated, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the limited partnership reporting persons is a Massachusetts limited partnership. Mark S. Thompson, James E. Brooks, and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

     Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XVII Limited Partnership, respectively, purchased the Units hereby reported for an aggregate of $317,346.00 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4.   Purpose of Transaction.

     Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XVII Limited Partnership, respectively, acquired the Units for investment purposes and none of such limited partnerships, any of the reporting persons or James E. Brooks has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership and Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XVII Limited Partnership, respectively, beneficially own an aggregate of 2634.25 Units, representing 6.8% of the Units presently outstanding. Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson hereby expressly declare that the filing of this statement shall not be construed as an admission that any of them are, individually, for purposes of Section 13(d) of the Act, the beneficial owner of such securities covered by the statement.

     (b) The reporting person Equity Resources Group, Incorporated, in its capacity as general partner of Equity Resource Bay Fund Limited Partnership has sole power to vote or direct the vote and to dispose of or direct the disposition of 353.75 Units of the 2634.25 Units referred to in Item 5(a). The reporting persons Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XVII Limited Partnership, respectively, share the power to vote or direct the vote and to dispose of or direct the disposition of 2280.5 Units of the 2634.25 Units referred to in Item 5(a). See Item 2 above for other required information.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.   Material to be Filed as Exhibits.

           Exhibit 7.1 Agreement dated as of April 14, 1997 between Equity Resources Group, Incorporated, Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XVII Limited Partnership, Mark S. Thompson and Eggert Dagbjartsson with respect to the filing of this statement on Schedule 13D.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

     April 14, 1997                                April 14, 1997
     -----------------                             -----------------
     (Date)                                        (Date)

EQUITY RESOURCES GROUP,
INCORPORATED


By: /s/ Eggert Dagbjartsson              /s/ Eggert Dagbjartsson
    -----------------------              -----------------------
    Eggert Dagbjartsson                  Eggert Dagbjartsson, individually
    Executive Vice President

                                         James E. Brooks, individually


EQUITY RESOURCE FUND XV                  EQUITY RESOURCE FUND XVI
LIMITED PARTNERSHIP                      LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,             By: EQUITY RESOURCES GROUP,
     INCORPORATED                            INCORPORATED
     as general partner                      as general partner


     By:  /s/ Eggert Dagbjartsson        By:  /s/ Eggert Dagbjartsson
          -----------------------             -----------------------
          Eggert Dagbjartsson                 Eggert Dagbjartsson
          Executive Vice President            Executive Vice President

EQUITY RESOURCE FUND XVII                EQUITY RESOURCE BAY FUND
LIMITED PARTNERSHIP                      LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,             By: EQUITY RESOURCES GROUP,
     INCORPORATED                            INCORPORATED
     as general partner                      as general partner


     By:  /s/ Eggert Dagbjartsson        By:  /s/ Eggert Dagbjartsson
          -----------------------             -----------------------
          Eggert Dagbjartsson                 Eggert Dagbjartsson
          Executive Vice President            Executive Vice President

                                                                    EXHIBIT 7.1
                                   AGREEMENT


     This Agreement dated as of April 14, 1997 is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson and Eggert Dagbjartsson, both individuals and each of the limited partnerships listed on the signature pages hereto (the "Limited Partnerships").

     Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 2634.25 units of limited partnership interest in JMB Income Properties Limited Partnership V, a limited partnership, held by Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XVII Limited Partnership, collectively. Equity Resources Group, Incorporated, James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of the respective parties being the general partners of Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XVII Limited Partnership, as the case may be.

     Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of both of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.


EQUITY RESOURCES GROUP,
INCORPORATED


By: Eggert Dagbjartsson                   Mark S. Thompson, Attorney in Fact
    -------------------                   ----------------
    Eggert Dagbjartsson                   James E. Brooks, individually
    Executive Vice President

EQUITY RESOURCE FUND XV                   EQUITY RESOURCE FUND XVI
LIMITED PARTNERSHIP                       LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,              By: EQUITY RESOURCES GROUP,
     INCORPORATED                             INCORPORATED
     as general partner                       as general partner


      By: /s/ Eggert Dagbjartsson         By: /s/ Eggert Dagbjartsson
          -----------------------             -----------------------
          Eggert Dagbjartsson                 Eggert Dagbjartsson, individually
          Executive Vice President


EQUITY RESOURCES FUND XVII                EQUITY RESOURCES BAY FUND
LIMITED PARTNERSHIP                       LIMITED PARTNERSHIP


By:  EQUITY RESOURCES GROUP,              By:  EQUITY RESOURCES GROUP,
     INCORPORATED                              INCORPORATED
     as general partner                        as general partner


      By: /s/ Eggert Dagbjartsson         By: /s/ Eggert Dagbjartsson
          -----------------------             -----------------------
          Eggert Dagbjartsson                  Eggert Dagbjartsson
          Executive Vice President             Executive Vice President